UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*


             Neuberger Berman Realty Income Fund Inc.
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

            Common Stock, par value $0.0001 per share
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                             -------
                 (Title of Class of Securities)

                            64126G109
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment LLC
             2855 East Cottonwood Parkway, Ste. 110
                    Salt Lake City, UT 84121
-----------------------------------------------------------------
                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        September 11, 2006
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 64126G109

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [  ]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,293,820 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,293,820 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,293,820 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.7%

14      TYPE OF REPORTING PERSON*
        OO







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,293,820
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,293,820
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,293,820

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.7%

14     TYPE OF REPORTING PERSON*
        IN







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS LP

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     625,338
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  625,338
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 625,338

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

14      TYPE OF REPORTING PERSON*
         PN








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     667,482
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  667,482
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 667,482

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.4%

14     TYPE OF REPORTING PERSON*
        OO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     117,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  117,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 117,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14     TYPE OF REPORTING PERSON*
        OO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       131,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    131,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   131,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.5%

14     TYPE OF REPORTING PERSON*
        OO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     117,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  117,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 117,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14     TYPE OF REPORTING PERSON*
        OO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       PARADIGM PARTNERS, N.W., INC.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       WASHINGTON

NUMBER OF           7     SOLE VOTING POWER
SHARES                    131,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 131,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 131,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.5%

14     TYPE OF REPORTING PERSON*
        CO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    249,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 249,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 249,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%

14     TYPE OF REPORTING PERSON*
        IN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    117,700
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 117,700
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 117,700

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%

14     TYPE OF REPORTING PERSON*
        IN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       MICHAEL DUNMIRE

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [  ]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    131,500
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 131,500
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 131,500

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.5%

14     TYPE OF REPORTING PERSON*
        IN









ITEM 1.   SECURITY AND ISSUER

This statement relates to shares of the Common Stock, par value $0.0001 (the "Shares"), of Neuberger Berman Realty Income Fund Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 605 Third Ave., 2nd Floor, New York, New York 10158.


ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners LP, a Delaware limited partnership ("WIHP"),
Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"), Paradigm Partners, N.W., Inc., a Washington corporation ("PPNW"), Scott Franzblau, Robert Ferguson and Michael
Dunmire. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and between WILLC and BPP. Accordingly, the Reporting Persons may be deemed a group for
Section 13(d) purposes. Each of WILLC, Mr. Lipson, WIHP and WIAP disclaims beneficial ownership of the Shares beneficially owned by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson and Mr. Dunmire and the existence of a group for
Section 13(d) purposes. Each of BPIP, BPM and Mr. Franzblau disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of BPP, PPNW, and Mr. Dunmire disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Mr. Ferguson disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons, with the exception of BPIP, BPM, BPP and PPNW, and disclaims the existence of a group for Section 13(d) purposes. Each of the Reporting Persons is party to that certain Joint
Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

WILLC has sole voting and investment power over WIHP's and WIAP's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and Messrs. Franzblau and Ferguson, in their role as managing members of BPM, have sole voting and investment control over BPIP's security holdings. PPNW is the managing member of BPP and Messrs. Ferguson and Dunmire, in their role as the sole officers and directors of BPP, have sole voting and investment control over BPP's security holdings. Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares beneficially owned by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire. Neither BPIP, BPM, nor Mr. Franzblau, has voting or dispositive control over the Shares beneficially owned by the other Reporting Persons. Neither BPP, PPNW, nor Mr. Dunmire has voting or dispositive control over the Shares beneficially owned by the other Reporting Persons. Mr. Ferguson does not have voting or dispositive control over the Shares beneficially owned by WILLC, WIHP, WIAP or Mr. Lipson.


(b) The principal business address of WILLC, Mr. Lipson, WIHP and WIAP is 2855 East Cottonwood Parkway, Suite 110, Salt Lake City, UT 84121.

The principal business address of BPIP, BPM, BPP, PPNW, Mr. Franzblau, Mr. Ferguson, and Mr. Dunmire is 820 A Street, Suite 700, Tacoma, WA 98402.

(c) The principal business of WILLC is acting as the general partner and managing member of WIHP and WIAP, respectively. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP and WIAP is acquiring, holding and disposing of investments in various companies.

The principal business of BPIP is acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP.

The principal business of BPP is acquiring, holding and disposing of investments in various companies. The principal business of PPNW is acting as the managing member of BPP.

The principal occupation of Scott Franzblau is acting as a managing member of BPM. The principal occupation of Robert Ferguson is acting as a managing member of BPM and as the President and director of PPNW. The principal occupation of Michael Dunmire is acting as Chairman of the Board of PPNW.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Franzblau, Ferguson and Dunmire are citizens of the United States of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,293,820 Shares beneficially owned by WILLC is approximately $25,789,406. The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 625,338 Shares that were acquired with WIHP's working capital and 667,482 Shares that were acquired with WIAP's working capital. The aggregate purchase price of the 117,700 Shares beneficially owned by BPM is approximately $2,329,721. The Shares beneficially owned by BPM were acquired with the working capital of BPIP. The aggregate purchase price of the 131,500 Shares beneficially owned by PPNW is approximately
$2,799,709. The Shares beneficially owned by PPNW were acquired with the working capital of BPP.


ITEM 4.   PURPOSE OF TRANSACTION

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting
Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are concerned by the discount to net asset value at which the Shares of the Issuer have been trading. The Reporting Persons believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or substantially reduced. The Reporting Persons may engage in discussions with management and the Board of the Issuer about possible ways to reduce or eliminate the discount. The Reporting Persons reserve the right to take any action they deem appropriate related to this issue.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Each of the Reporting Persons intends to review his/its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to his/its investment in the Issuer as he/it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 27,372,139 Shares outstanding as of April 30, 2006, as reported in the Issuer's Form N-CSRS filed with the Securities and Exchange Commission on July 10, 2006.

As of the close of business on September 20, 2006, WIHP, WIAP, BPIP, and BPP beneficially owned 625,338, 667,482, 117,700, and 131,500 Shares, respectively, representing approximately 2.3%, 2.4%, 0.4%, and 0.5%, respectively, of the Shares outstanding. WILLC beneficially owned
1,293,820 Shares, constituting approximately 4.7% of the Shares outstanding. Mr. Lipson beneficially owned 1,293,820 Shares, constituting approximately 4.7% of the Shares outstanding.

As the general partner and managing member of WIHP and WIAP, respectively, WILLC may be deemed to beneficially own the 1,292,820 Shares beneficially owned in the aggregate by WIHP and WIAP, in addition to 1,000 Shares owned directly by WILLC. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,293,820 Shares beneficially owned by WILLC. As the managing member of BPIP, BPM may be deemed to beneficially own the 117,700 Shares beneficially owned by BPIP. As the managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 117,700 Shares beneficially owned by BPM. As the managing member of BPP, PPNW may be deemed to beneficially own the 131,500 Shares beneficially owned by BPP. As the sole officers and directors of PPNW, Messrs. Ferguson and Dunmire may be deemed to beneficially own the 131,500 Shares beneficially owned by PPNW.

(b) Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WILLC by virtue of his position as described in paragraph (a). Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP and WIAP by virtue of their respective positions as described in paragraph (a). Neither WILLC, Mr. Lipson, WIHP nor WIAP has voting or dispositive control over the Shares beneficially owned by BPIP, BPP, BPM, PPNW, Mr. Franzblau, Mr. Ferguson or Mr. Dunmire.

Each of BPM, Mr. Franzblau and Mr. Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP by virtue of their respective positions as described in paragraph (a). Neither BPIP, BPM nor Mr. Franzblau has voting or dispositive control over the Shares beneficially owned by the other Reporting Persons. Mr. Ferguson does not have voting or dispositive control over the Shares beneficially owned by the other Reporting Persons, with the exception of BPIP, BPM, BPP and PPNW.

Each of PPNW, Mr. Ferguson and Mr. Dunmire is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPP by virtue of their respective positions as described in paragraph (a). Neither BPP, PPNW nor Mr. Dunmire has voting or dispositive control over the Shares beneficially owned by the other Reporting Persons. Mr. Ferguson does not have voting or dispositive control over the Shares beneficially owned by the other Reporting Persons, with the exception of BPIP, BPM, BPP and PPNW.

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock during the past sixty days. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 20, 2006, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


1.  Joint Filing Agreement by and among Western Investment
LLC, Arthur D. Lipson, Western Investment Hedged Partners LP, Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson and Michael Dunmire, dated September 20, 2006.








                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 20, 2006

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment LLC,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ___________________
                       ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson,
                       President

                       By: /s/ Michael Dunmire,
                       Chairman of the Board


                       PARADIGM PARTNERS, N.W., INC.

                       By: /s/ Robert Ferguson,
                       President

                       By: /s/ Michael Dunmire,
                       Chairman of the Board


                       /s/ Robert Ferguson
                       ___________________
                       ROBERT FERGUSON

                       /s/ Scott Franzblau
                       ___________________
                       SCOTT FRANZBLAU

                       /s/ Michael Dunmire
                       ___________________
                       MICHAEL DUNMIRE
















                           SCHEDULE A

           Transaction Code    Quantity    Trade Date    Price
WIHP        Buy                 13,000     07/17/2006     $19.8274
            Buy                 13,400     07/18/2006     $19.9740
            Buy                 23,000     07/19/2006     $20.4314
            Buy                  2,100     07/24/2006     $20.2955
            Buy                 76,100     08/15/2006     $20.9337
            Buy                 29,700     08/15/2006     $20.9738
            Buy                 21,400     08/16/2006     $21.0591
            Buy                  3,300     08/21/2006     $21.1650
            Buy                    600     08/22/2006     $21.3284
            Buy                 46,700     08/23/2006     $21.3622
            Buy                 21,700     08/24/2006     $21.3734
            Buy                  3,700     08/25/2006     $21.4045
            Buy                  1,800     08/29/2006     $21.5806
            Buy                    500     08/30/2006     $21.7950
            Buy                  2,100     08/31/2006     $21.8750
            Buy                  4,900     09/06/2006     $21.8470
            Buy                    300     09/07/2006     $21.6683
            Buy                  3,200     09/08/2006     $21.6472
            Buy                 38,800     09/11/2006     $21.7243
            Buy                 69,200     09/12/2006     $21.9231
            Sell                 8,000     09/12/2006     $21.8331
            Sell                 8,000     09/13/2006     $22.0231
            Sell                 3,500     09/14/2006     $21.9515
            Sell                13,400     09/18/2006     $21.9975


WIAP        Buy                  5,000     07/25/2006     $20.4000
            Buy                  5,900     07/26/2006     $20.4806
            Buy                 18,600     07/27/2006     $20.5909
            Sell                21,100     07/28/2006     $20.6482
            Buy                  2,700     07/31/2006     $20.6631
            Sell                 4,600     08/01/2006     $20.5805
            Buy                    100     08/02/2006     $20.7650
            Sell                 3,000     08/03/2006     $20.7923
            Buy                  1,900     08/04/2006     $21.1714
            Buy                  6,300     08/07/2006     $21.0879
            Buy                  3,000     08/10/2006     $20.6436
            Sell                 3,000     08/11/2006     $20.5613
            Buy                 23,400     08/14/2006     $20.6561


BPP         Buy                  2,500     07/20/2006     $20.4570
            Buy                 32,500     09/13/2006     $22.0753
            Buy                 60,200     09/19/2006     $22.0668


BPIP        Buy                    200     09/14/2006     $21.9250
            Buy                 13,300     09/15/2006     $22.0353
            Buy                    900     09/18/2006     $21.9561
            Buy                 19,700     09/20/2006     $22.2342


WILLC       Buy                  1,000     09/18/2006     $21.9700



BPM              NONE

PPNW             NONE

Mr. Lipson       NONE

Mr. Franzblau    NONE

Mr. Dunmire      NONE

Mr. Ferguson     NONE











                   JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated September 20, 2006(including further amendments thereto) with respect to the Common Stock of Neuberger Berman Realty Income Fund Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.


Dated:      September 20, 2006

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS LP
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment LLC,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ____________________
                       ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Paradigm Partners, N.W., Inc.,
                       its Managing Member

                       By: /s/ Robert Ferguson,
                       President

                       By: /s/ Michael Dunmire,
                       Chairman of the Board


                       PARADIGM PARTNERS, N.W., INC.

                       By: /s/ Robert Ferguson,
                       President

                       By: /s/ Michael Dunmire,
                       Chairman of the Board


                       /s/ Robert Ferguson
                       ___________________
                       ROBERT FERGUSON

                       /s/ Scott Franzblau
                       ___________________
                       SCOTT FRANZBLAU

                       /s/ Michael Dunmire
                       ___________________
                       MICHAEL DUNMIRE